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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                SCHEDULE 14D-9/A

                                AMENDMENT NO. 2

                                       TO

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                          OUTBOARD MARINE CORPORATION
                           (NAME OF SUBJECT COMPANY)

                          OUTBOARD MARINE CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.15 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   690020102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                HARRY W. BOWMAN
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          OUTBOARD MARINE CORPORATION
                              100 SEA HORSE DRIVE
                            WAUKEGAN, ILLINOIS 60085
                                 (847) 689-6200
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                With a copy to:

                           D. JEFFREY BADDELEY, ESQ.
                           VICE PRESIDENT, SECRETARY
                              AND GENERAL COUNSEL
                          OUTBOARD MARINE CORPORATION
                              100 SEA HORSE DRIVE
                            WAUKEGAN, ILLINOIS 60085
                                 (847) 689-6200

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     This Amendment No. 2 (this "Amendment") is to the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") that relates to the offer by OMC Acquisition Corp., a Delaware corporation (the "Offeror") and a wholly-owned subsidiary of Detroit Diesel Corporation, a Delaware corporation ("DDC"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated July 15, 1997, as amended (the "Schedule 14D-1"), to purchase 13,842,619 shares of Common Stock, par value $0.15 per share (the "Shares"), of Outboard Marine Corporation, a Delaware corporation (the "Company"), at a purchase price of $16.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offeror's Offer to Purchase and in the related Letter of Transmittal each dated July 15, 1997 (which, as amended from time to time, together constitute the "Offer"). The Offer is scheduled to expire at 12:00 midnight, New York City time, on September 3, 1997, unless extended in accordance with the Offer. The Schedule 14D-9 was filed with the Securities and Exchange Commission on July 15, 1997.


     The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-9. Capitalized terms used in this Amendment but not defined herein have the meaning ascribed to them in the Schedule 14D-9.


ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.



     On August 21, 1996, Greenway Partners, L.P. ("Greenway"), a Delaware limited partnership, Alfred D. Kingsley, Gary Duberstein and other affiliated entities, including Greentree Partners, L.P. ("Greentree"), a Delaware limited partnership; Greenhouse Partners, L.P. ("Greenhouse"), a Delaware limited partnership; Greenhut, LLC ("Greenhut"), a Delaware limited liability company; Greenbelt Corp. ("Greenbelt"), a Delaware corporation; Greensea Offshore, L.P. ("Greensea"), a Delaware limited partnership; and Greenhut Overseas, LLC ("Greenhut Overseas" and, together with Greenway, Mr. Kingsley, Mr. Duberstein, Greentree, Greenhouse, Greenhut, Greenbelt, Greensea Offshore and Greenhut Overseas, the "Greenway Entities"), a Delaware limited liability company, filed with the Commission a Schedule 13D (the "Greenway Schedule 13D"), disclosing, among other things, the Greenway Entities' beneficial ownership of 1,710,000 Shares (representing approximately 8.5% of the Shares outstanding at such time). In addition, on October 1, 1996, the Greenway Entities filed with the Commission Amendment No. 1 to the Greenway Schedule 13D disclosing, among other things, the Greenway Entities' beneficial ownership of 2,000,000 Shares (representing approximately 9.9% of the Shares outstanding at such time).


     On August 1, 1997, the Greenway Entities filed with the Commission Amendment No. 2 to the Greenway Schedule 13D disclosing, among other things, that: "The [Greenway Entities] are actively exploring the possibility of making an offer to the Company and/or its stockholders that would represent a superior transaction for the shareholders of the Company as compared with the transaction set forth in the Agreement and Plan of Merger, dated as of July 8, 1997, among Detroit Diesel Corporation, OMC Acquisition Corp. and the Company. There can be no assurance that the [Greenway Entities] will determine to proceed with a competing offer."


     On August 8, 1997, Greenmarine Acquisition Corp., a Delaware corporation ("Greenmarine") and a wholly-owned subsidiary of Greenmarine Holdings, LLC, a Delaware limited liability company ("Greenmarine Parent") whose members include Greenlake Holdings, LLC, a Delaware limited liability company ("Greenlake"); Quasar Strategic Partners, LDC, a Cayman Islands limited duration company ("QSP"); and Quantum Industrial Partners, LDC, a Cayman Islands limited duration company ("QIP" and, together with Greenmarine, Greenmarine Parent, Greenlake and QSP, the "Greenmarine Offering Group"), filed with the Commission a Tender Offer Statement on Schedule 14D-1 dated August 8, 1997, as amended by Amendment No. 1 thereto dated August 14, 1997 (the "Greenmarine Schedule 14D-1") commencing an offer to purchase all outstanding Shares of the Company, together with (unless and until Greenmarine declares that the Rights Condition (as defined below) is satisfied) the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of April 24, 1996, as amended (the "Rights Agreement"), by and between the Company and First Chicago Trust Company of New York, as Rights Agent, at a price of $18.00 per Share (and associated Right), net to the seller in cash, without interest thereon (the "Greenmarine Offer Price"), upon the terms and subject to the conditions set forth in Greenmarine's Offer to Purchase and in the


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related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Greenmarine Offer").



     On August 8, 1997, Greenmarine commenced the Greenmarine Offer and sent a letter to the Company Board of Directors, advising that the Greenmarine Offer had commenced, requesting that the Company Board of Directors recommend the Greenmarine Offer to the Company's shareholders and withdraw its prior recommendation of the Offer and the Merger.



     On August 8, 1997, Greenmarine also commenced litigation in the Court of Chancery for the State of Delaware seeking, among other things, an order compelling the Company Board of Directors to redeem the Rights or to amend the Rights Agreement to make the Rights inapplicable to the Greenmarine Offer and the proposed merger of the Company into Greenmarine (the "Greenmarine Merger") on the grounds that failure to do so would constitute a breach of fiduciary duty to the Company's shareholders. The Company intends to file appropriate responses to these allegations.



     On August 10, 1997, the Company Board of Directors met and authorized management and Salomon Brothers to contact Greenmarine for the purposes of clarifying certain terms and conditions of the Greenmarine Offer.



     On the morning of August 11, 1997, Salomon Brothers contacted representatives of the Greenmarine Offering Group by telephone to arrange a meeting as soon as possible. During this conversation, the Greenmarine Offering Group representatives indicated that they would be unavailable to meet with representatives of the Company until August 13, 1997. In anticipation of this meeting, Salomon Brothers also transmitted a form of confidentiality agreement.



     On August 11, 1997, the Company exercised its right under the Merger Agreement to request that DDC extend its Offer for an additional 10 business days. As a result, DDC extended the DDC Offer until midnight, Eastern Daylight Savings Time, on August 25, 1997.



     On the evening of August 11, 1997, Greenmarine sent a letter to the Company Board of Directors, indicating that, at this point, it did not believe a confidentiality agreement was necessary and it did not intend to sign a confidentiality agreement.



     On August 13, 1997, Salomon Brothers met, on behalf of the Company, with representatives of Greenmarine. During this meeting Salomon Brothers indicated that, based on information available to the Company, it appeared that Greenmarine would need funding in addition to that available from the sources specified in the Greenmarine Offer. In addition, Salomon Brothers noted that the Company was concerned about the possibility that a number of the conditions to the Greenmarine Offer may not be satisfied.



     On August 14, 1997, Greenmarine and the Company executed a confidentiality agreement. In addition, on August 14, 1997, Greenmarine filed Amendment No. 1 to the Greenmarine Schedule 14D-1, which, among other things, filed a Credit Agreement dated August 13, 1997 (the "Credit Agreement"), among Greenmarine and American Annuity Group, Inc. and Great American Insurance Company.



     On August 15, 1997, representatives of Greenmarine and Salomon Brothers conferred by telephone. During this conference, Greenmarine requested certain documents and information relating to the Company's employee benefit plans and severance agreements, and Salomon Brothers continued to seek additional information or assurances regarding possible funding deficiencies in the Greenmarine Offer.



     On August 16, 1997, the Company delivered to Greenmarine the documents and information requested on August 15, 1997.



     On August 18, 1997, Harry W. Bowman, the Company's Chairman of the Board, President and Chief Executive Officer, sent a letter to Alfred D. Kingsley, Greenmarine's Chief Executive Officer and President, confirming some of the issues and matters raised by Salomon Brothers with Mr. Kingsley during the telephone conference held on August 15, 1997. The letter addressed some of the Company's concerns with regard to the adequacy of the funding and conditional aspects of the Credit Agreement supporting the Greenmarine Offer. Mr. Bowman then emphasized that the Company Board of Directors was committed to its responsibility to


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respond to the Greenmarine Offer, but that in order to do so, the Company needed to receive further information regarding the Greenmarine Offer to clarify the issues and alleviate the uncertainties associated with the Greenmarine Offer in its present form.



     In addition, on August 18, 1997, Mr. Bowman sent a separate letter to Greenmarine encouraging Greenmarine to visit the Company's "data room" and take the opportunity to discuss any relevant matters with members of the Company's management.



     On August 19 and 20, 1997, Greenmarine's legal counsel delivered letters to the Company, requesting certain additional documents and analyses relating to employee benefit plans and severance agreement matters. Responses to these requests were delivered by the Company on August 19, 20 and 21, 1997.



     On the afternoon of August 20, 1997, Greenmarine sent a letter to Mr. Bowman referencing certain of the matters raised by Mr. Bowman's August 18th letter and enclosing a draft of a merger agreement and plan of merger which Greenmarine and Greenmarine Parent proposed be entered into by Greenmarine Parent, Greenmarine and the Company.



     At a meeting held on August 20, 1997, the Company Board of Directors directed the Company's management to continue to seek to obtain information from the Greenmarine Offering Group with regard to the outstanding issues relating to the Greenmarine Offer. The Company Board of Directors also directed the Company's management to conduct a review and analysis of Greenmarine's proposed merger agreement and seek to discuss any issues which may arise out of such review and analysis with appropriate members of the Greenmarine Offering Group.



     During the Company Board of Directors meeting held on August 20, 1997, the Company Board of Directors determined that in the circumstances of the Greenmarine Offer, it was advisable for the administration of the Rights Agreement that the occurrence of the Distribution Date (as defined in the Rights Agreement) as it applied to the Greenmarine Offer be deferred to a later date. Pursuant to a resolution adopted at the August 20, 1997 meeting, the Company Board of Directors determined that, for purposes of the Greenmarine Offer, the Distribution Date would be extended to (i) the close of business on September 4, 1997 or (ii) such other date as may be determined in good faith by the Company Board of Directors.



     In response to the filing of the Greenmarine Schedule 14D-1, on August 21, 1997, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Greenmarine Schedule 14D-9"). In the Greenmarine Schedule 14D-9, the Company Board of Directors indicated that it was unable to make a recommendation either in favor of or in opposition to the Greenmarine Offer. The Company Board of Directors noted that although the price being offered pursuant to the Greenmarine Offer is greater than the price being offered in the Offer, there are uncertainties and contingencies associated with the Greenmarine Offer that are beyond the Company's control and could result in the termination of the Greenmarine Offer. The consummation of the Greenmarine Offer is conditioned, among other things, upon the following:



     (1) there being validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on Monday, September 8, 1997, unless extended by Greenmarine (the "Greenmarine Expiration Date"), that number of Shares that, when added to the 2,000,000 Shares beneficially owned by Greenmarine and Greenmarine Parent, would represent 90% of all outstanding Shares on the date of purchase and, as a result thereof, Greenmarine being satisfied, in its sole discretion, that on the date of purchase it will be able to consummate the merger of the Company with and into Greenmarine (the "Greenmarine Merger") as a "short-form merger" pursuant to the provisions of Section 253 of the DGCL immediately after consummation of the Greenmarine Offer;



     (2) Greenmarine receiving the loan proceeds committed to be provided by American Financial Group, Inc. ("AFG") in accordance with the Commitment Letter (the "Commitment Letter") issued by AFG to Greenmarine, dated August 7, 1997, and the Credit Agreement;



     (3) Greenmarine being satisfied, in its sole discretion, that, upon consummation of the Greenmarine Offer and the Greenmarine Merger, the Company will not be in default under any instrument evidencing the Company's then outstanding indebtedness, or, if in default, Greenmarine and


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         Greenmarine Parent having obtained, prior to the Greenmarine Expiration
         Date, on terms reasonably acceptable to Greenmarine Parent, sufficient financing to enable the Company to refinance or redeem any such indebtedness upon consummation of the Greenmarine Offer and the Greenmarine Merger;



     (4) the Rights having been redeemed by the Company Board of Directors, or Greenmarine being satisfied, in its sole discretion, that the Rights have been invalidated or are otherwise inapplicable to the Greenmarine Offer and to the Greenmarine Merger;



     (5) Greenmarine being satisfied, in its sole discretion, that the proposed Greenmarine Merger can be consummated without the need for a supermajority vote of the Company's shareholders pursuant to Article Eighteenth of the Company's Restated Certificate of Incorporation; and



     (6) Greenmarine being satisfied, in its sole discretion, that the Merger Agreement has been terminated in accordance with its terms.



     In the Greenmarine Schedule 14D-9, the Company indicated that it is continuing to obtain additional information regarding the Greenmarine Offer in an effort to better evaluate the likelihood of success of the Greenmarine Offer. In addition, the Company noted that it was continuing to seek assurances from the Greenmarine Offering Group that the apparent deficiencies in Greenmarine's available funding sources can and will be satisfied. In the Greenmarine Schedule 14D-9, the Company stated that the Company Board of Directors did not believe it would be in the best interests of the Company's shareholders to take a position with respect to the Greenmarine Offer that could result in the termination of the Merger Agreement unless and until the uncertainties and contingencies associated with the Greenmarine Offer have been satisfactorily resolved. The Company has commenced discussions with Greenmarine regarding the Greenmarine Offer, and Greenmarine has expressed a willingness to cooperate with the Company to resolve the uncertainties and contingencies associated with the Greenmarine Offer. There can be no assurances, however, that all uncertainties and contingencies associated with the Greenmarine Offer will be resolved satisfactorily. Therefore, the Company Board of Directors noted that it was unable to make a recommendation either in favor of or in opposition to the Greenmarine Offer.



     On August 23, 1997, the Company delivered comments to representatives of Greenmarine with regard to the Greenmarine proposed merger agreement draft.



     On August 26, 1997, the Offeror extended the Offer until midnight September 3, 1997.



     SHAREHOLDER SUITS. On August 8, 1997, plaintiffs Anita Kleinman and William Steiner, filed suit against the individual members of the Company Board of Directors and the Company seeking injunctive and declaratory relief and monetary damages with respect to the directors' and the Company's alleged breach of fiduciary duty to the Company's shareholders in connection with the proposed sale of the Company. The Company intends to file appropriate responses to these allegations.



     On August 14, 1997, plaintiff Harry P. Schoenberg, filed a class action against the individual members of the Company Board of Directors and the Company seeking injunctive and declaratory relief and monetary damages with respect to the directors' and the Company's alleged breach of fiduciary duty to the Company's shareholders for failing to act in a manner consistent with maximizing shareholder value. The Company intends to file appropriate responses to these allegations.


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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9/A is true, complete and correct.


Dated: August 27, 1997                    OUTBOARD MARINE CORPORATION


                                          By: /s/ HARRY W. BOWMAN
                                            ------------------------------------
                                            Name: Harry W. Bowman
                                            Title: Chairman of the Board,
                                                   President and Chief
                                                   Executive Officer

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                                 EXHIBIT INDEX


     **Exhibit 99.1: Agreement and Plan of Merger dated as of July 8, 1997, among Detroit Diesel Corporation, OMC Acquisition Corp. and Outboard Marine Corporation.

     **Exhibit 99.2: Severance Agreement dated as of March 31, 1997, between
                     Harry W. Bowman and the Company.


     **Exhibit 99.3: Form of Severance Agreement between Outboard Marine
                     Corporation and each of George L. Schueppert, Carlisle R. Davis, Richard H. Medland, Clark J. Vitulli, D. Jeffrey Baddeley, John D. Flaig and Thomas G. Goodman, providing for a lump-sum payment of 200% of the sum of Base Pay and Incentive Pay; and between Outboard Marine Corporation and each of Peter W. Brown, Miles E. Dean, Hans Lamens, Robert
                     S. Romano, Peter L. Schelle, Gary F. Swartz, Raymond M. Cartade, Edgar M. Frandle, Grainger B. McFarlane, Russell
                     J. VanRens, Paul R. Rabe, Robert F. Young, George L. Broughton, Paula S. Rummage and Peter J. VanLancker, provide for a lump-sum payments of 100% of the sum of Base Pay and Incentive Pay.


     **Exhibit 99.4: The form of Amended and Restated Severance Agreement between Outboard Marine Corporation and each of Jack L. Feurig, Dennis G. Holmes, Robert J. Moerchen and J.P. Murphy.

     **Exhibit 99.5: Fairness Opinion of Salomon Brothers Inc dated July 8, 1997
                     (filed as Annex A to this Schedule 14D-9).*

     **Exhibit 99.6: Form of letter dated July 15, 1997 to be sent to the shareholders of Outboard Marine Corporation.*
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 *Copy sent to shareholders of the Company.

**Previously filed.

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